November 19, 2009

Paul C. Dunn, Esq.
Investment Law Group
1230 Peachtree Street NE, Suite 2445
Atlanta, Georgia 30309

Re: The Acadia Mutual Funds
File Nos.: 811-22341 and 333-162629

Dear Mr. Dunn:

We have reviewed the registration statement on Form N-1A for the Acadia
Mutual Funds (the "Trust") filed with the Commission on October 22, 2009.
The registration statement has one series, the Acadia Principal Conservation
Fund (the "Fund"). Based on our review of the registration statement, we
have the following comments. The captions we use below correspond to the
captions the Trust uses in its registration statement.

Prospectus

Investment Objective

Please delete the final sentence of this section or move it to a section later in
the prospectus. The sentence is neither required nor permitted by Item 2 of
Form N-1A. See General Instruction C(3)(b) of Form N-1A.

Fund Fees and Expenses

Please make the following revisions in this section:
  a) Please conform the introductory paragraph to the table to the
      language in Form N-1A, including that these are the fees and
      expenses that you may pay if you buy and hold shares of the Fund;

b) please delete the word "Transaction" from the caption "Shareholder Transaction Fees";

c) delete or move outside of the Risk/Return Summary section the first footnote to the table and the second and third sentences of the second footnote as they are neither required nor permitted by Item 3 of Form N-1A. See General Instruction C(3)(b) of Form N-1A; and

d) delete the term "Net" from the caption "Net Total Annual Fund Operating Expenses", and also revise the third footnote to briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A.

<u>Example</u>

Please revise the disclosure hereunder to conform to the requirements of Item 3 of Form N-1A by deleting all references to reinvestment of dividends and distributions, and representations of actual, past, or future expenses or performance. This information is neither required nor permitted by Item 3 of Form N-1A. See General Instruction C(3)(b) of Form N-1A.

<u>Portfolio Turnover</u>

Please revise the disclosure hereunder to conform to the requirements of Item
3 of Form N-1A by deleting the words "and may cause you to be subject to taxes", as they are neither required nor permitted by Item 3 of Form N-1A. See General Instruction C(3)(b) of Form N-1A. Also, delete the final sentence of the paragraph which gives an estimate of future turnover. See Instruction 5 to Item 3 which requires disclosure of the portfolio turnover rate provided in response to Item 13(a) of Form N-1A once the Fund has been in operation.

<u>Principal Investment Strategies</u>

This section appears to be too long and includes excessive detail. It should be revised to present a concise summary of the information given in response to Item 9 of Form N-1A, including the type or types of securities in which the Fund will invest. Since the Table of Contents indicates that Fund presently does not have a response to Item 9, please move much of the disclosure in this section to a later section that meets the requirements of Item 9.

The final two paragraphs of this section, discussing changes in the Funds' Investment Objective and its temporary defensive position are responses to Item 9 of Form N-1A and should be included with that information. This information is neither required nor permitted by Item 4 to be in the Risk/Return Summary. See General Instruction C(3)(b) of Form N-1A.

Disclosure in this section states that the Fund may invest up to 35% of its assets in investment grade debt, *i.e.,* securities rated BBB or higher and will not normally invest in securities rated below B. This disclosure is not clear in regard to the Fund's intent to invest in junk bonds rated BB and B. Please clarify the Fund's investment quality criteria. If the Fund can invest in junk bonds please include appropriate risk disclosure in the "Principal Risks" section.

Principal Risks

As was discussed in the earlier comment regarding the "Principal Investment Strategies" section, please revise the information presented hereunder to provide a concise summary of the information and move much of the disclosure to a later section that meets the requirements of Item 9 of Form N-1A.

Purchase and Sale of Fund Shares

Please delete the parenthetical of the first sentence in this section or move it out of the Risk/Return Summary because the language is neither required nor permitted by Item 6 of Form N-1A.

Dividends, Capital Gains, and Taxes

Please revise the information hereunder to make it clear that the investor still pays taxes in a tax-deferred arrangement, but that taxes are deferred.

Payment to Broker-Dealers and Other Financial Intermediaries

Please revise the second sentence in this section to state that the payments "may cause a conflict of interest". See Item 8 of Form N-1A.

The Investment Adviser

The final paragraph in this discussion should be expanded to provide the period covered by the referenced shareholder report. See Item 10(a)(1)(iii) of Form N-1A.

Minimum Investments

Please revise the disclosure in the second full paragraph to clarify that orders to purchase Fund shares through authorized broker's will be executed at the net asset value next calculated after the authorized broker's *receipt* of the purchase order. See Rule 22c-1 under the Investment Company Act of 1940.

<u>Frequent Trading Policy</u>

Disclosure in this section states that the Board of Trustees has adopted policies and procedures to curtail frequent or excessive short-term trading. Please describe these policies and procedures with specificity. See Item 11(e)(4)(iii) of Form N-1A.

<u>Privacy Policy</u>

Please delete the statement that this section is "Not Part of the Prospectus" or delete the entire section.

Statement of Additional Information

<u>Management of the Trust</u>

Please identify the independent trustees and provide the information required by Item 17(a) of Form N-1A for the Fund's independent trustees.

Please revise the penultimate paragraph of this section to comply with the requirements of Item 17(b)(4) of Form N-1A regarding ownership of Fund shares.

<u>The Investment Adviser</u>

Disclosure in this section concerning the portfolio manager states, "The Adviser has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, which it believes address the conflicts associated with managing multiple accounts for multiple clients." Please provide a description of any material conflicts of interest that may arise in connection with the portfolio manager's management of the Fund's investments, and the investments of the other accounts mentioned in this section. See Item 20(a)(4) of Form N-1A.

The following paragraph should be expanded to indicate whether the performance indicated is pre- or after-tax performance, and to identify any benchmarks used to measure such performance and the length of the period over which the performance is measured. See Item 20(b) and the Instructions thereto of Form N-1A.

General Comments

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Please respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and briefly state the basis for such position. Please note the Rule 472 requirement for copies marked to show changes from the previous filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment

Management in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter of comment to me at (202) 551-6986.

Sincerely,

Patricia P. Williams
Accountant/Analyst